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October 26, 2023

Tyler Howes

Andrew Mew

Disclosure Review Program

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Sinopec Shanghai Petrochemical Company Limited

Form 20-F for Fiscal Year Ended December 31, 2022

Response dated September 20, 2023

File No. 001-12158

Dear Mr. Howes:

On behalf of Sinopec Shanghai Petrochemical Company Limited (the “Company”), we acknowledge receipt of the Securities and Exchange Commission Staff’s comment letter dated October 5, 2023, regarding the Company’s Annual Report on Form 20-F for the Fiscal Year Ended December 31, 2022, filed on April 26, 2023.

The comment letter requests that the Company respond within ten business days or inform the Staff when the Company will respond. The Company hereby requests an extension to respond by no later than November 6, 2023. This additional time will enable the necessary internal review related to the Company’s response to the comment letter.

Thank you for your consideration of our request for an extension. If you have any questions, please do not hesitate to contact me at SLesmes@mofo.com or (202) 887-1585.

* * * *

Sincerely,

/s/ Scott Lesmes
Name: Scott Lesmes

Cc:	Du Jun, Chief Financial Officer

Sinopec Shanghai Petrochemical Company Limited